

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

February 28, 2006


SEC MAIL PROCESSING
RECEIVED
MAR 0 8 2006
WASH, D.C. 185 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA




06011519

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
MAR 10 2006
THOMSON
FINANCIAL

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
28 February 2006 (ASX Announcement & Media Release – Activity Update)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au



28 February 2006

ASX ANNOUNCEMENT AND MEDIA RELEASE

ACTIVITY UPDATE REPORT

- **The Eagle North-1 well, Kings County, California has been perforated in preparation for well testing.**
- **Parker Barge Rig 21B drilling ahead below 8,300 feet in the SL328 #8 well, Lake Long, Lafourche Parish, South Louisiana.**

Eagle Project, Kings County, California (FAR 15%)
Preparing for well testing.

Following is a release made by Victoria Petroleum NL concerning present and proposed activity on the Eagle Project:

"Victoria Petroleum NL as operator for the Eagle North-1 well drilling in the Eagle Oil Pool Development Project in the San Joaquin Basin advises that at 0900 hours on 27 February 2006, Perth Western Standard Time, the current operation after having successfully perforated the 7 inch production casing over the wire line indicated potential oil pay was continuing operations to prepare the potential oil zone for an oil flow test.

Over the weekend, the production casing was perforated over the intervals 4,142.8 to 4,152.3 metres and 4,158.3 metres to 4,163.0 metres within the gross 21 metres of wireline log indicated oil saturation.

It is anticipated it will take the next 5 days to carry out all the operations necessary to prepare the well for flow testing of the indicated Gatchell sand oil pay.

The operations will be very similar to those carried out in 1986 at the adjacent Mary Bellochhi-1 well which resulted in the successful flow of oil and gas to the surface at the rate of 223 barrels of oil per day and 0.7 million cubic feet per day.

The operations will consist of near well bore clean up to remove the effects of the overbalanced drilling on the Gatchell reservoir sands. It is also proposed to initiate the potential oil flow to surface with nitrogen assistance.

The next ASX release on the testing at Eagle North-1 will be provided when test results are known. It is anticipated that this will be at the end of this week. Detailed analysis of the wire line logs indicate oil saturation in the target Gatchell sands over the 21 metre interval from 4,143 metres to 4,164 metres with interpreted net oil pay of up to 13.4 metres.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: info@far.com.au Web: www.far.com.au

The target Gatchell sands display wire line log character similar to that seen for the Gatchell sand zones that produced oil in 1986 in the Mary Bellocchi-1 well 366 metres to the south east.

Wireline log interpretation also indicates that the top of the Gatchell sand drilled in Eagle North-1 is at the same level as seen in Mary Bellocchi-1, thus providing further support for the interpreted presence of a commercial Eagle Oil Pool in a potential stratigraphic trap. With this positive evidence consideration was given to directly proceeding to the drilling of the horizontal well bore but the ability to obtain valuable reservoir engineering data from a vertical test is considered important.

Following the production testing confirming the extent of the Eagle Oil Pool in the immediate vicinity of the Eagle North-1 well bore, the well will be sidetracked and then horizontally drilled for a distance of 300 metres to the south east back towards the known producing Mary Bellocchi-1 oil well to be completed for oil production."

The participants in the Eagle Oil Pool Development Project and Eagle North-1 through their respective US wholly owned subsidiaries are:

First Australian Resources Ltd	**15%**
Victoria Petroleum NL (Operator)	20%
Empyrean Energy PLC	38.5%
Lakes Oil NL	15%
Sun Resources NL	10%
Private Interests	1.5%

SL 328 #8 well, Lake Long, Lafourche Parish, South Louisiana (FAR 1.375%)
Drilling ahead below 8,300 feet.

Parker Barge Rig #21B is currently drilling ahead in 8.5 inch hole below 8,300 feet in the SL328 #8 well. Surface casing has been run to 2,752 feet.



The SL328 #8 will be drilled as a deviated well targeting multiple objective sands prospective for oil and gas between 9,900 and 10,700 feet. These normally pressured objectives are supported by a combination of subsurface well control and 3D seismic and are productive elsewhere in the Field.

The SL328 #8 well is considered low risk with economic modelling suggesting a pay back in less than 6 months. The well is distinct from a further planned deep Hollywood test well scheduled for later in 2006.

All working interests at Lake Long are subject to State and other minor royalties. The only other participant in the well is the operator, Kriti Exploration Inc, of Houston Texas.

For information on FAR's drilling activities visit our website at www.far.com.au